Exhibit 12.1

BorgWarner Inc.
Ratio of Earnings to Fixed Charges

	2004	2005	2006	2007	2008	2009	2010
Computation of Earnings:

Earnings before Income taxes and Minority Interest	308.6	314.2	270.3	430.4	14.0	17.9	477.9

Income in Equity Investees	(29.2)	(28.2)	(35.9)	(40.3)	(38.4)	(21.8)	(39.6)

Fixed Charges	40.0	51.3	56.2	54.2	62.6	77.9	88.5

Cap Interest Amortization Exp	2.9	3.0	3.9	4.9	5.8	6.8	7.4

Distributed Income of Equity Investees	23.9	12.9	44.2	18.2	40.6	49.5	37.0

Capitalized Interest	(4.3)	(6.9)	(8.5)	(9.6)	(13.3)	(11.2)	(11.2)

TOTAL EARNINGS	341.9	346.3	330.2	457.8	71.3	119.1	560.0

Computation of Fixed Charges:

Interest Expense	29.7	37.1	40.2	34.7	38.8	57.2	68.8

Capitalized Interest	4.3	6.9	8.5	9.6	13.3	11.2	11.2

Rent Expense	18.0	21.9	22.4	29.8	31.5	28.5	25.6

1/3 of Rent Expense	6.0	7.3	7.5	9.9	10.5	9.5	8.5

TOTAL FIXED CHARGES	40.0	51.3	56.2	54.2	62.6	77.9	88.5

RATIO OF EARNINGS TO FIXED CHARGES	8.55	6.75	5.88	8.45	1.14	1.53	6.33